SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


          [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1997

                                      OR

          [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

              For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

      THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS'
                                  THRIFT PLAN


        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 1997


Report of Independent Auditors ...........................................  1

Audited Financial Statements

  Statements of Net Assets Available for Benefits With Fund Information .. 2 Statements of Changes in Net Assets Available for Benefits
  With Fund Information...................................................  6
  Notes to Financial Statements .......................................... 10


Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes................ 15
Item 27d - Schedule of Reportable Transactions............................ 16

                                       Report of Independent Auditors


Administrative Board
The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan as of December 31, 1997 and 1996, and for the years then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          ERNST & YOUNG LLP

Houston, Texas
May 20, 1998

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

DECEMBER 31, 1997




                                              Participant Directed


                                         Stock          Cash         Mutual
                                         Fund           Fund         Fund A
Assets
  Investments at fair value
    American General
      Corporation common stock
      (1,716,199 shares) ........  $35,998,503     $        -    $        -
    The Variable Annuity Life
      Insurance Company group
      deposit administration
      contract...................            -      2,081,554             -
    The Variable Annuity Life
      Insurance Company Mutual
      Fund A (296,591 shares)....            -              -     8,808,762
    The Variable Annuity Life
      Insurance Company Foreign
      Fund (129,451 shares)......            -              -             -
    The Variable Annuity Life
      Insurance Company Small-Cap
      Fund (115,368 shares)                  -              -             -
    The Variable Annuity Life
      Insurance Company Large-Cap
      Fund (62,562 shares) ......            -              -             -
    The Variable Annuity Life
      Insurance Company Bond Fund
      (11,144 shares) ...........            -              -             -
    Short-term investments ......      124,339          2,316        32,124
      Total investments .........   36,122,842      2,083,870     8,840,886

  Receivables
    Contributions
      Company's .................            -              -             -
      Participants'..............       25,842          2,431        14,248
    Interest.....................          953         53,185           219
      Total receivables..........       26,795         55,616        14,467

      Total assets ..............   36,149,637      2,139,486     8,855,353

Liabilities
  Payables
    Excess contribution refunds..      142,926          6,965        61,233
    Forfeitures..................            -              -             -

      Total liabilities..........      142,926          6,965        61,233

Net assets available for
  benefits.......................  $36,006,711     $2,132,521    $8,794,120

The accompanying notes are an integral part of these financial statements.










THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

DECEMBER 31, 1997




                                              Participant Directed


                                       Foreign        Small-Cap   Large-Cap
                                        Fund            Fund        Fund
Assets
  Investments at fair value
    American General
      Corporation common stock
      (1,716,199 shares) ........  $         -     $        -    $        -
    The Variable Annuity Life
      Insurance Company group
      deposit administration
      contract...................            -              -             -
    The Variable Annuity Life
      Insurance Company Mutual
      Fund A (296,591 shares)....            -              -             -
    The Variable Annuity Life
      Insurance Company Foreign
      Fund (129,451 shares)......    1,288,041              -             -
    The Variable Annuity Life
      Insurance Company Small-Cap
      Fund (115,368 shares)                  -      1,858,573             -
    The Variable Annuity Life
      Insurance Company Large-Cap
      Fund (62,562 shares) ......            -              -     1,264,994
    The Variable Annuity Life
      Insurance Company Bond Fund
      (11,144 shares) ...........            -              -             -
    Short-term investments ......       16,007         24,780        19,726
      Total investments .........    1,304,048      1,883,353     1,284,720

  Receivables
    Contributions
      Company's .................            -              -             -
      Participants'..............        6,057          9,735         8,661
    Interest.....................           74             94            73
      Total receivables..........        6,131          9,829         8,734

      Total assets ..............    1,310,179      1,893,182     1,293,454

Liabilities
  Payables
    Excess contribution refunds..       21,312         37,703        24,696
    Forfeitures..................            -              -             -

      Total liabilities..........       21,312         37,703        24,696

Net assets available for
  benefits.......................   $1,288,867     $1,855,479    $1,268,758


The accompanying notes are an integral part of these financial statements.










THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

DECEMBER 31, 1997



                                                    Non-
                                   Participant   Participant
                                     Directed      Directed

                                        Bond          Stock
                                        Fund          Fund         Total
Assets
  Investments at fair value
    American General
      Corporation common stock
      (1,716,199 shares) ........     $      -    $56,783,484   $92,781,987
    The Variable Annuity Life
      Insurance Company group
      deposit administration
      contract...................            -              -     2,081,554
    The Variable Annuity Life
      Insurance Company Mutual
      Fund A (296,591 shares)....            -              -     8,808,762
    The Variable Annuity Life
      Insurance Company Foreign
      Fund (129,451 shares)......            -              -     1,288,041
    The Variable Annuity Life
      Insurance Company Small-Cap
      Fund (115,368 shares)                  -              -     1,858,573
    The Variable Annuity Life
      Insurance Company Large-Cap
      Fund (62,562 shares) ......            -              -     1,264,994

    The Variable Annuity Life
      Insurance Company Bond Fund
      (11,144 shares) ...........      103,194              -       103,194
    Short-term investments ......        1,274              -       220,566
      Total investments .........      104,468     56,783,484   108,407,671

  Receivables
    Contributions
      Company's .................            -         46,003        46,003
      Participants'..............          469              -        67,443
    Interest.....................            6              -        54,604
      Total receivables..........          475         46,003       168,050

      Total assets ..............      104,943     56,829,487   108,575,721

Liabilities
  Payables
    Excess contribution refunds..        4,603        788,900     1,088,338
    Forfeitures..................            -         30,920        30,920

      Total liabilities..........        4,603        819,820     1,119,258

Net assets available for
  benefits.......................     $100,340    $56,009,667  $107,456,463


The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
(continued)

DECEMBER 31, 1996


                                              Participant Directed

                                       Stock           Cash        Mutual
                                        Fund           Fund        Fund A
Assets
  Investments at fair value
    American General
    Corporation common stock
    (1,747,421 shares) ..........   $29,046,224     $        -    $        -
    The Variable Annuity Life
      Insurance Company group
      deposit administration
      contract ..................             -      1,317,443             -
    The Variable Annuity Life
      Insurance Company Stock
      Index Fund
      (293,055 shares)...........             -              -     6,669,924
    The Variable Annuity Life
      Insurance Company
      Timed Opportunity Fund
      (24,805 shares)............             -              -             -
    Short-term investments ......        94,386         10,734        23,387
      Total investments .........    29,140,610      1,328,177     6,693,311

  Receivables
    Interest.....................           988             51           128
      Total receivables..........           988             51           128

      Total assets ..............    29,141,598      1,328,228     6,693,439
Liabilities
  Payables
    Excess contribution refunds..       338,348         24,514       181,754
    Forfeitures..................             -              -             -
      Total liabilities .........       338,348         24,514       181,754

Net assets available for
  benefits ......................   $28,803,250     $1,303,714   $ 6,511,685


The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
(continued)

DECEMBER 31, 1996


                                                       Non-
                                    Participant    Participant
                                      Directed       Directed

                                       Mutual          Stock
                                       Fund B          Fund        Total
Assets
  Investments at fair value
    American General
    Corporation common stock
    (1,747,421 shares) ..........     $       -    $42,379,618   $71,425,842
    The Variable Annuity Life
      Insurance Company group
      deposit administration
      contract ..................             -              -     1,317,443
    The Variable Annuity Life
      Insurance Company Stock
      Index Fund
      (293,055 shares)...........             -              -     6,669,924
    The Variable Annuity Life
      Insurance Company
      Timed Opportunity Fund
      (24,805 shares)............       288,240              -       288,240
    Short-term investments ......         7,771              -       136,278
      Total investments .........       296,011     42,379,618    79,837,727

  Receivables
    Interest.....................            41              -         1,208
      Total receivables..........            41              -         1,208

      Total assets ..............       296,052     42,379,618    79,838,935
Liabilities
  Payables
    Excess contribution refunds..             -        606,965     1,151,581
    Forfeitures..................               -      110,033       110,033
      Total liabilities .........             -        716,998     1,261,614

Net assets available for
  benefits ......................     $ 296,052    $41,662,620   $78,577,321


The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND
INFORMATION

YEAR ENDED DECEMBER 31, 1997



                                             Participant Directed

                                        Stock          Cash        Mutual
                                         Fund          Fund        Fund A

Additions to net assets
  Investment income
    Dividends ...................    $ 934,576       $      -    $  158,766
    Interest ....................        5,409        142,077         4,115
    Net appreciation/
      (depreciation) in fair
      value of investments ......    8,861,685              -     2,020,074
      Total investment income....    9,801,670        142,077     2,182,955

  Contributions
    Company's ...................            -              -             -
    Participants' ...............    1,672,298        143,884       902,601
      Total contributions .......    1,672,298        143,884       902,601

        Total additions .........   11,473,968        285,961     3,085,556

Deductions from net assets
  Benefits paid to participants
    American General Corporation
      common stock
      (101,622 shares) ..........    1,669,635              -             -
    Cash ........................       53,193        142,054       326,405
  Forfeitures ...................            -              -             -
      Total deductions ..........    1,722,828        142,054       326,405
Net increase before interfund
  transfers .....................    9,751,140        143,907     2,759,151

Interfund transfers, net ........   (2,547,679)       684,900      (476,716)
  Net increase(decrease) ........    7,203,461        828,807     2,282,435

Net assets available for
  benefits
      Beginning of year .........   28,803,250      1,303,714     6,511,685

      End of year ...............  $36,006,711     $2,132,521    $8,794,120




The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND
INFORMATION

YEAR ENDED DECEMBER 31, 1997



                                              Participant Directed

                                        Mutual         Foreign    Small-Cap
                                         Fund B         Fund         Fund

Additions to net assets
  Investment income
    Dividends ...................    $       -       $120,702    $        -
    Interest ....................        1,925          2,002         2,548
    Net appreciation/
      (depreciation) in fair
      value of investments ......            -       (119,162)      313,572
      Total investment income....        1,925          3,542       316,120

  Contributions
    Company's ...................            -              -             -
    Participants' ...............            -        374,078       553,004
      Total contributions .......            -        374,078       553,004

        Total additions .........        1,925        377,620       869,124

Deductions from net assets
  Benefits paid to participants
    American General Corporation
      common stock
      (101,622 shares) ..........            -              -             -
    Cash ........................            -         18,501        17,399
  Forfeitures ...................            -              -             -
      Total deductions ..........            -         18,501        17,399
Net increase before interfund
  transfers .....................        1,925        359,119       851,725

Interfund transfers, net ........     (297,977)       929,748     1,003,754
  Net increase(decrease) ........     (296,052)     1,288,867     1,855,479

Net assets available for
  benefits
      Beginning of year .........      296,052              -             -

      End of year ...............     $      -     $1,288,867    $1,855,479




The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND
INFORMATION

YEAR ENDED DECEMBER 31, 1997



                                           Participant Directed

                                        Large-Cap               Bond
                                          Fund                  Fund

Additions to net assets
  Investment income
    Dividends ...................       $  20,641            $  4,791
    Interest ....................           1,465                 132
    Net appreciation/
      (depreciation) in fair
      value of investments ......         187,853               6,903
      Total investment income....         209,959              11,826

  Contributions
    Company's ...................               -                   -
    Participants' ...............         435,488              22,494
      Total contributions .......         435,488              22,494

        Total additions .........         645,447              34,320

Deductions from net assets
  Benefits paid to participants
    American General Corporation
      common stock
      (101,622 shares) ..........               -                   -
    Cash ........................          14,263                 376
  Forfeitures ...................               -                   -
      Total deductions ..........          14,263                 376
Net increase before interfund
  transfers .....................         631,184              33,944

Interfund transfers, net ........         637,574              66,396
  Net increase(decrease) ........       1,268,758             100,340

Net assets available for
  benefits
      Beginning of year .........               -                   -

      End of year ...............      $1,268,758            $100,340




The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND
INFORMATION

YEAR ENDED DECEMBER 31, 1997



                                     Non-Participant
                                        Directed

                                          Stock
                                           Fund                Total

Additions to net assets
  Investment income
    Dividends ...................     $ 1,464,793        $  2,704,269
    Interest ....................           7,427             167,100
    Net appreciation/
      (depreciation) in fair
      value of investments ......      14,011,784          25,282,709
      Total investment income....      15,484,004          28,154,078

  Contributions
    Company's ...................       2,179,098           2,179,098
    Participants' ...............               -           4,103,847
      Total contributions .......       2,179,098           6,282,945

        Total additions .........      17,663,102          34,437,023

Deductions from net assets
  Benefits paid to participants
    American General Corporation
      common stock
      (101,622 shares) ..........       3,019,176           4,688,811
    Cash ........................          72,607             644,798
  Forfeitures ...................         224,272             224,272
      Total deductions ..........       3,316,055           5,557,881
Net increase before interfund
  transfers .....................      14,347,047          28,879,142

Interfund transfers, net ........               -                   -
  Net increase(decrease) ........      14,347,047          28,879,142

Net assets available for
  benefits
      Beginning of year .........      41,662,620          78,577,321

      End of year ...............     $56,009,667        $107,456,463




The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)

YEAR ENDED DECEMBER 31, 1996




                                              Participant Directed


                                       Stock          Cash         Mutual
                                       Fund           Fund         Fund A


Additions to net assets
  Investment income
    Dividends ...................   $  893,360       $      -      $ 150,680
    Interest ....................        5,815         58,384          2,266
    Net appreciation/
      (depreciation)in fair
      value of investments ......    4,144,014              -        969,034
      Total investment income ...    5,043,189         58,384      1,121,980

  Contributions
    Company's ...................            -              -              -
    Participants' ...............    1,756,239        152,109      1,013,400
      Total contributions .......    1,756,239        152,109      1,013,400
        Total additions .........    6,799,428        210,493      2,135,380

Deductions from net assets
  Benefits paid to participants
    American General Corporation
      common stock
      (69,031 shares) ...........      952,558              -             -
    Cash ........................        6,457        173,224       104,458
  Forfeitures ...................            -              -             -
        Total deductions ........      959,015        173,224       104,458

        Net increase before
          interfund transfers....    5,840,413         37,269     2,030,922

Interfund transfers, net.........     (273,424)       (24,401)      298,855

        Net increase.............    5,566,989         12,868     2,329,777

Net assets available for benefits
        Beginning of year .......   23,236,261      1,290,846     4,181,908

        End of year .............  $28,803,250     $1,303,714    $6,511,685




The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)

YEAR ENDED DECEMBER 31, 1996



                                                     Non-
                                   Participant    Participant
                                     Directed       Directed

                                       Mutual          Stock
                                       Fund B          Fund           Total

Additions to net assets
  Investment income
    Dividends ...................     $ 39,529     $1,311,970     $2,395,539
    Interest ....................          216          6,633         73,314
    Net appreciation/
      (depreciation)in fair
      value of investments ......      (13,093)     6,093,354     11,193,309
      Total investment income ...       26,652      7,411,957     13,662,162

  Contributions
    Company's ...................            -      1,817,635      1,817,635
    Participants' ...............       78,256              -      3,000,004
      Total contributions .......       78,256      1,817,635      4,817,639
        Total additions .........      104,908      9,229,592     18,479,801

Deductions from net assets
  Benefits paid to participants
    American General Corporation
      common stock
      (69,031 shares) ...........            -      1,508,367     2,460,925
    Cash ........................        9,671          9,964       303,774
  Forfeitures ...................            -         26,898        26,898
        Total deductions ........        9,671      1,545,229     2,791,597

        Net increase before
          interfund transfers....       95,237      7,684,363    15,688,204

Interfund transfers, net.........       (1,030)             -            -

        Net increase.............       94,207      7,684,363    15,688,204

Net assets available for benefits
        Beginning of year .......      201,845     33,978,257    62,889,117

        End of year .............     $296,052    $41,662,620   $78,577,321



The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Ultimate results could differ from those estimates.

The fair value of investments in American General Corporation (American General) common stock is based on published market prices. Fair values of other investments not having an established market are reported as follows:
1) The Variable Annuity Life Insurance Company (VALIC, also referred to as the Company) group deposit administration contract (Cash Fund) at contract value (see Note 3), 2) investments in American General Series Portfolio Company (AGSPC) Stock Index and Growth Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund, and the Vanguard Fixed Income Securities Fund, at net asset value, which is based on the market value of the underlying investments; and 3) short-term investments at cost which approximates fair value. The contract value of the group deposit administration contract approximates fair value because the interest crediting rate is reset annually. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is VALIC.

Dividends are recorded as income on ex-dividend dates and interest income is recorded using the accrual method of accounting.

Participants' accounts are credited monthly with the number of shares of American General common stock or the number of shares of the AGSPC Stock Index and Growth Funds purchased and the cost thereof. Purchases under the VALIC group deposit administration contract are also credited to the participants' accounts at cost.

Contributions are recorded as income on the date they become payable to the Plan.

Interfund transfers are recorded at the fair value of the amount transferred.

Benefits paid to participants and related forfeitures are recorded upon distribution at the fair value of the assets distributed or forfeited.

Benefits payable to participants are not accrued as liabilities in the financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 2--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. The Plan document provides more complete descriptions of the Plan's provisions.

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), is a defined contribution plan offered to eligible agents and managers of VALIC who have completed at least one year of service and have reached age twenty-one. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The cost of administering the Plan is paid by VALIC.

Investment Options

Participants may elect to have their contributions invested in one of seven funds or a combination of each fund. The funds invest in: 1) shares of American General common stock (Stock Fund); 2) a group deposit administration contract issued by VALIC (Cash Fund); 3) the AGSPC Stock Index Fund (Mutual Fund A); 4) shares of the Templeton Foreign Fund (Foreign Fund); 5) shares of the Putnam OTC & Emerging Growth Fund (Small-Cap Fund); 6) shares of the AGSPC Growth Fund (Large-Cap Fund) and 7) shares of the Vanguard Fixed Income Securities Fund (Bond Fund).
Contributions which have not been used to purchase investments in either the Stock, Cash, or Mutual Funds are temporarily invested in money-market fund investments. These investments are held in a bank-administered trust fund and income from these investments is allocated to Plan participants based on current contributions.

Contributions

Participants may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to four percent of base pay subject to the contribution limitations discussed below. The Company contributes an amount ranging from 50 percent to 100 percent of the participants' basic contributions.

The Plan allows participants to change their contribution rate and investment elections for future contributions, as well as transfer all or part of their account balances from one fund to another once a month.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Contribution Limitations

For 1997 and 1996, the total amount of participant pretax contributions is limited to $9,500 for all plans. Additionally, the total amount of annual participant and Company contributions (including forfeitures) to all company sponsored defined contribution plans must not exceed the lesser of 25 percent of compensation or $30,000. During 1997 and 1996, the total amount of base pay that can be considered under the Plan is $160,000 and $150,000, respectively.

The IRC provides that plans such as the Plan cannot discriminate in favor of highly compensated individuals. To comply with these laws, certain highly compensated individuals in the Plan may receive refunds of contributions in excess of IRC Sections 401(k)(3) and 401(m) limits for employee pretax contributions and employer matching contributions, respectively, and all earnings attributable to such contributions. Refunds will be made from the VALIC Agents' and Managers' Thrift Plan. Amounts in excess of the limits discussed above are designated on the Statements of Net Assets Available for Benefits as Payables -Excess contribution refunds. These amounts will be refunded to the affected highly compensated participants on or before the last day of the subsequent plan year to ensure the tax qualified status of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. A participant obtains a vested interest in the Company's contributions and the earnings thereon at the rate determined by years of service. The vesting schedule is provided below:

             Years of Service                     Nonforfeitable Percentages

                0 - 3                                         0
                    3                                        20
                    4                                        40
                    5                                        60
                    6                                        80
                    7                                       100
Vesting of Company contributions shall be 100 percent upon death, disability, or the attainment of normal retirement age.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Payment of Benefits

Upon termination of service, and if consented to by the participant (consent only required if the total value, both vested and nonvested, of their account exceeds $3,500 and the participant is under the age of 65), a participant will receive a distribution equal to the vested value of his or her account. For tax years prior to January 1, 1997, a distribution must be made after a participant reaches age 70 1/2, regardless of whether service has been terminated. Effective for tax years beginning after December 31, 1996, distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee either reaches ages 70 1/2 or retires.

Direct Rollover

A participant may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover.

Forfeitures

Participants terminating employment shall forfeit their nonvested interest in the Company's contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions. Participants who terminate and are re-employed with the Company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts subject to certain provisions as stated in the Plan document.

NOTE 3--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with VALIC, a wholly owned subsidiary of American General Corporation. The group deposit administration contract is valued at contract value which represents contributions and transfers under the contract, plus income earned, less funds used to pay benefits.

The contract had a guaranteed rate of 5.5% through March 31, 1996; effective April 1, 1996 the rate changed to 6%. This rate is declared annually and was changed to 6.25% on April 1, 1997. Any earnings in excess of the guaranteed minimum rate are credited to the participants' accounts.

The effective  earned yield  is calculated  based on the  calendar year.   The
effective earned yield of the investment contract was 7.79% for 1997 and 7.78% for 1996.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE 4--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        December 31,
                                                     1997          1996
Net assets available for benefits per the
financial statements                             $107,456,463    $78,577,321

Benefits payable to withdrawing participants         (789,778)      (374,110)

Net assets available for benefits per
the Form 5500                                    $106,666,685   $ 78,203,211

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                Year Ended
                                                            December 31, 1997

Benefits paid to participants per the financial statements
    American General Corporation common stock                  $4,688,811
    Cash                                                          644,798
    Total benefits paid to participants per the financial
    statements                                                  5,333,609

Add:  Amounts allocated to withdrawing participants at
      December 31, 1997                                           789,778
Less: Amounts allocated to withdrawing participants at
      December 31, 1996                                          (374,110)

Benefits paid to participants per the Form 5500                $5,749,277

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 6--FEDERAL INCOME TAXES

Based on a favorable determination letter dated December 8, 1995, the Internal Revenue Service (IRS) has ruled that the Plan, as restated and amended effective August 31, 1990, December 6, 1991, March 4, 1992, May 26, 1993, December 6, 1993, and August 25, 1995, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 7--YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has completed converting critical data processing systems. The project also included determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

NOTE 8--SUBSEQUENT EVENTS

Effective January 1, 1998, the Plan was amended to allow VALIC Investment Services Company ("VISCO") to become a participating employer under the Plan for the benefit of sales representatives who are employees of VISCO.

Effective April 1, 1998, the Plan was amended to make loans available to participants.

Effective April 1, 1998, Valic Trust Company became the trustee of the Plan assets.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1997

  Identity of        Description
     Issue           of Investment  Shares or Units     Cost     Current Value

*American General    Common stock  1,716,199 shares  $40,798,450  $92,781,987
 Corporation

*The Variable        Group deposit                     2,081,554    2,081,554
 Annuity Life        administration
 Insurance Company   contract

*American General    Mutual fund     296,591 shares    5,296,388    8,808,762
 Series Portfolio
 Company Stock
 Index Fund

*Templeton Foreign   Mutual fund     129,451 shares    1,412,632    1,288,041
 Fund

*Putnam OTC &        Mutual fund     115,368 shares    1,556,496    1,858,573
 Emerging Growth Fund

*American General    Mutual fund      62,562 shares    1,078,881    1,264,994
 Series Portfolio
 Company Growth Fund

*Vanguard Fixed      Mutual fund      11,144 shares       96,291      103,194
 Income Securities
 Fund

*State Street Bank   Short-term investment
 & Trust Company     money-market fund                   220,566      220,566
                                                     $52,541,258 $108,407,671









*Party-in-interest

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1997

                                                                Current Value
                                                                 of Asset on
 Identity of                    Purchase    Selling    Cost of   Transaction
Party Involved   Description     Price       Price    Asset Sold     Date

Category (iii) - series of transactions in excess of 5% of Plan assets

State Street   Purchase of     $12,315,545  $        - $        - $12,315,545
Bank and       money market
Trust Company  fund investments
               in 417
               transactions

State Street   Sales of money            -  12,231,257 12,231,257  12,231,257
Bank and       market fund
Trust Company  investments in
               235 transactions

American       Purchase of       5,294,929           -          -   5,294,929
General        American General
Corporation    Corporation
               common stock in
               28 transactions

American       Sale of                   -   6,508,736  3,273,727   3,273,727
General        American General
Corporation    Corporation
               common stock in
               28 transactions
               at a gain of
               $3,235,009

                                   SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              THE VARIABLE ANNUITY LIFE
                                              INSURANCE COMPANY
                                              AGENTS' AND MANAGERS'
                                              THRIFT PLAN


June 26, 1998                                 ELLEN H. MASTERSON
                                              Ellen H. Masterson, Member of
                                              the Administrative Board

                                   Appendix

                        Consent of Independent Auditors



We consent to  the incorporation  by reference in  the Registration  Statement
(Form S-8 No. 333-13395) pertaining to The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan and in the related prospectus of our report date May 20, 1998, with respect to the financial statements and supplemental schedules of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                                             ERNST & YOUNG LLP


Houston, Texas
June 26, 1998